UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

May 9, 2025

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

New York Regional Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Attention: Ms. Mindy Rotter, Esq., CPA

Re: Unified Series Trust (the “Registrant”) SEC File No. 811-21237

Sarbanes Oxley Review

Dear Ms. Rotter:

On April 23, 2025, you indicated that the Securities and Exchange Commission Staff had completed its routine review of the Registrant’s financial statements for fiscal years ended August 31, 2024, September 30, 2024, and December 31, 2024, as required under the Sarbanes Oxley Act of 2002. The list of Funds reviewed is included in this letter as Exhibit A. You confirmed that the Staff had three comments with respect to the series reviewed. Below are the Staff’s comments and Registrant’s responses.

With respect to the Fisher, Tactical, Ballast and Channel Funds:

Comment: The Staff noted that the response to Item 11 in each Fund’s Form N-CSR indicates that the information is included under Item 7 of the Form N-CSR. Explain where in Item 7 this information is included and how it meets the disclosure requirements.

Response: Item 11 requires a statement regarding the basis for approval of the investment advisory contract. If the renewal occurred during the semi-annual reporting period, or the last six months of the annual reporting period, the information is included under the heading “Management Agreement Renewal of Item 7.” As a general matter, the management agreement renewal language is included in Item 7 when it is required to be included.

With respect to the Appleseed and Tactical Funds:

Comment: Confirm how each non-diversified fund continues to maintain non-diversified status. If any fund has been operating as diversified for more than three years, shareholder approval is required to return to non-diversified status.

Response:

With respect to the Appleseed Fund, the Fund has been non-diversified for several periods during the past three years. The Fund’s diversification status is being monitored closely, and if the Fund remains diversified continuously for three years, the Fund’s registration statement and related disclosures will be updated appropriately and the Fund will not operate as non-diversified without shareholder approval.

With respect to the Tactical Fund, the Fund has not operated as non-diversified but has a single shareholder who has provided written consent to return to non-diversified status prior to the expiration of three years.

With respect to the Crawford Multi-Asset Income Fund:

Comment: The Schedule of Investments includes a footnote (b) under Money Maret Funds. The Staff is unable to find where this reference is explained.

Response: The Registrant confirms the footnote (b) was inadvertently excluded from the page and confirms it will be included in future reports.

Thank you for your review. If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:            Mr. Martin Dean, President, Unified Series Trust

Mr. Zachary Richmond, Treasurer and Chief Financial Officer, Unified Series Trust

Ms. JoAnn Strasser, Esq., Thompson Hine LLP

Exhibit A

Complex Count	Series ID	FYE	Series Name

1	S000014625	9/30/2024	Appleseed Fund
2	S000070046	9/30/2024	BALLAST SMALL/MID CAP ETF
3	S000002756	9/30/2024	Channel Income Fund (formerly, Channel Short Duration Income Fund)
4	S000000534	12/31/2024	Crawford Large Cap Dividend Fund
5	S000058927	12/31/2024	Crawford Multi-Asset Income Fund
6	S000038330	12/31/2024	Crawford Small Cap Dividend Fund
7	S000075566	8/31/2024	OneAscent Core Plus Bond ETF
8	S000074252	8/31/2024	OneAscent Large Cap Core ETF
9	S000077262	8/31/2024	OneAscent International Equity ETF
10	S000077261	8/31/2024	OneAscent Emerging Markets ETF
11	S000084956	8/31/2024	OneAscent Small Cap Core ETF
12	S000066743	8/31/2024	Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund
13	S000066753	8/31/2024	Fisher Investments Institutional Group Stock Fund for Retirement Plans
14	S000066751	8/31/2024	Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans
15	S000066752	8/31/2024	Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans
16	S000066750	8/31/2024	Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans
17	S000066744	8/31/2024	Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund
18	S000066745	8/31/2024	Fisher Investments Institutional Group U.S. Small Cap Equity Fund
19	S000055915	8/31/2024	Tactical Multi-Purpose Fund